SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                               AEP INDUSTRIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    001031103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
                                 Daniel S. Loeb
                                 Third Point LLC
                         360 Madison Avenue, 24th Floor
                               New York, NY 10017
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                February 4, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D

-----------------------------------------     ------------------------------
CUSIP No.   001031103                         Page 1 of 15 Pages
-----------------------------------------     ------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]

                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH PERSON WITH
                                1,339,138
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,000,000
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------     ------------------------------
CUSIP No.   001031103                         Page 2 of 15 Pages
-----------------------------------------     ------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Third Point LLC (f/k/a Third Point Management Company L.L.C.)
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a) [ ]

                                                                     (b) [X]

---------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------  --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)    [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH PERSON WITH
                                1,339,138
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,000,000
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------     ------------------------------
CUSIP No.   001031103                         Page 3 of 15 Pages
-----------------------------------------     ------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a) [ ]

                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH PERSON WITH
                                1,319,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,319,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,319,000
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Third Point LLC, a Delaware limited liability company formerly known as Third Point Management Company L.L.C. (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company ("TPOF"), and Daniel S. Loeb, an individual (together with the Management Company and TPOF, the "Reporting Persons"). The holdings of the Reporting Persons reported in this Schedule 13D include the holdings of Third Point Partners Qualified L.P. ("TPPQ"), Third Point Partners L.P. ("TPP"), Points West International Investments Ltd. ("PWII"), Banzai Partners L.P. ("BP") and Banzai Offshore Fund, Ltd. ("BOF" and, together with TPOF, TPPQ, TPP, PWII and BP, the "Funds").

     Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.01 per share, of AEP Industries Inc., a Delaware corporation (the "Company"). The Funds directly own the Common Stock to which this Schedule 13D relates. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement (the "Joint Filing Agreement") with respect to the joint filing of this statement and any amendments hereto, a copy of which Joint Filing Agreement is filed as Exhibit 1 to this Schedule 13D. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, and is being filed pursuant to Rule 13d-1 under the Exchange Act. The address of the principal executive offices of the Company is 125 Phillips Avenue, South Hackensack, New Jersey 07606.

Item 2.  Identity and Background.

     (a) This statement is filed by the Reporting Persons. The Reporting Persons may be deemed to be a group within the meaning of Rule 13d-5. The Management Company is the investment manager or adviser to the Funds. Mr. Loeb is the Managing Member of the Management Company.

     (b) The address of the principal business and principal office of each of the Reporting Persons is c/o Third Point LLC, 360 Madison Avenue, 24th Floor, New York, New York 10017.

     (c) The principal business of each Fund is to invest and trade securities. The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts, including the Funds. The principal business of Mr. Loeb is to act as the Managing Member of the Management Company.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors, executive officers, control persons, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors, executive officers, control persons, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Management Company, TPPQ, TPP and BP is organized under the laws of Delaware. Each of TPOF and BOF is organized under the laws of the Cayman Islands. PWII is organized under the laws of the British Virgin Islands. Mr. Loeb is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds used by each Fund to purchase the securities of the Company as described herein was furnished from the investment capital of such Fund. The total amount of funds used by the Funds to purchase the securities of the Company as described herein was $32,600,000.

Item 4. Purpose of Transaction.

     Pursuant to a Purchase and Sale Agreement, dated as of February 4, 2005 (the "Purchase Agreement"), between the Funds and Borden Holdings, LLC ("Borden"), Borden sold transferred and assigned to the Funds, and the Funds purchased from Borden, 2,000,000 shares (the "Purchased Shares") of Common Stock. The aggregate purchase price for the Common Stock purchased by the Funds under the Purchase Agreement was $32,600,000.

     Borden retained 150 shares (the "Retained Shares") of Common Stock. Pursuant to the Purchase Agreement, without the prior written consent of the Funds holding a majority of the Purchased Shares, Borden may not sell, transfer or otherwise dispose of any rights in, to or under the Retained Shares, which the Reporting Persons intend to acquire via the Funds or otherwise. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

     Pursuant to an Agreement, dated as of February 4, 2005 (the "Agreement"), by and among the Company, the purchasers identified therein (including the Funds, the "Purchasers") and J. Brendan Barba, subject to certain conditions, so long as the Funds (together with their respective Affiliates (as defined in the Agreement), successors and assigns) collectively Own (as defined in the Agreement): (i) 15% or more of the outstanding shares of Common Stock, they will have the right to designate up to two directors to serve on the Company's Board of Directors; and (ii) less than 15%, but 7.5% or more, of the outstanding shares of Common Stock, they will have the right to designate one director to serve on the Company's Board of Directors. Based on the number of shares of Common Stock presently Owned by the Funds, they have the right to designate two directors to serve on the Company's Board of Directors. However, the Funds have not yet exercised this right. In the event that the Funds do exercise this right to designate up to two directors of the Company, under the Agreement, subject to certain conditions, each of the Company and Mr. Barba must take all necessary and desirable actions within their respective control (including, without limitation, calling and holding special meetings of the Company's Board of Directors and voting all shares of Common Stock Owned thereby at a meeting, or by written consent, of the Company's stockholders) to appoint and elect each such designee.

     The shares of Common Stock presently held by the Purchasers are not registered under the Securities Act of 1933, as amended (the "Securities Act"). Accordingly, pursuant to the Agreement, the Company granted to the Purchasers certain rights to, subject to certain conditions, cause the Company to register, or allow the Purchasers to include in registrations by the Company, under the Securities Act the Purchasers' shares of Common Stock.

     Under the Agreement, subject to certain conditions, without the prior written consent of the Purchasers holding a majority of the shares of Common Stock held by all of the Purchasers, Mr. Barba may not sell, transfer or otherwise dispose of any rights in, to or under certain shares of Common Stock that he beneficially owns. Presently, this transfer restriction applies to 1,339,289 shares of Common Stock beneficially owned by Mr. Barba, but may be adjusted upward or downward from time to time as provided in the Agreement. The foregoing summary of the Agreement is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit 3 to this Schedule 13D and incorporated herein by reference.

     Pursuant to the Agreement, TPPQ, TPP, PWII, BP and BOF executed and delivered to Mr. Barba an Irrevocable Proxy, dated February 4, 2005 (the "Proxy"), under which they granted to Mr. Barba an irrevocable proxy to vote 660,862 of their shares of Common Stock. The number of shares of Common Stock under the Proxy is subject to upward or downward adjustments from time to time as provided in the Proxy. The foregoing summary of the Proxy is qualified in its entirety by reference to the Proxy, a copy of which is filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

     The acquisition by the Funds of beneficial ownership of the securities as described herein was effected because of the Reporting Persons' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). Depending on prevailing market, economic and other conditions, one or more of the Reporting Persons may from time to time, among other things, (i) hold discussions with third parties or with management of such companies (including the Company) in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value, or (ii) acquire additional securities of the Company or otherwise invest in the Company or one or more of its subsidiaries. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Company's securities, subsequent developments concerning the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time (via the Funds or otherwise) to increase or decrease the size of their investment in the Company or to sell any or all of the securities of the Company that they hold.

     Except as set forth above in this Item 4 and in a letter, dated February 14, 2005, from Mr. Loeb to Mr. Barba (as the President, Chairman and CEO of the Company), a copy of which letter is filed as Exhibit 5 to this Schedule 13D and incorporated herein by reference, none of the Reporting Persons has any plans or proposals which relates to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's Charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) Due to their respective relationships with the Funds and each other, as of February 4, 2004, each of the Management Company and Mr. Loeb may be deemed to beneficially own, in the aggregate, 2,000,000 shares of Common Stock by virtue of the Funds' ownership of the Purchased Shares as of such date. Accordingly, each of the Management Company and Mr. Loeb may be deemed to beneficially own shares of Common Stock (consisting of such 2,000,000 shares) representing approximately 23.7% of the outstanding class of Common Stock, based on a total of 8,436,775 shares of Common Stock outstanding (as represented by the Company in its Annual Report on Form 10-K for the fiscal year ended October 31, 2004, filed with the Securities Exchange Commission on January 31, 2005 (the "Form 10-K").

     In addition, as of February 4, 2005, TPOF has directly beneficially owned, in the aggregate, 1,319,000 shares of Common Stock, representing approximately 15.6% of the outstanding class of Common Stock, based on a total of 8,436,775 shares of Common Stock outstanding (as represented by the Company in the Form 10-K).

     (b) As of February 4, 2005, by virtue of the Proxy, the Management Company and Mr. Loeb share voting power over 1,339,138 of the shares of Common Stock held by the Funds as of such date. As of February 4, 2005, the Management Company and Mr. Loeb share dispositive power over the 2,000,000 shares of Common Stock held by the Funds as of such date. In addition, as of such date, the Management Company, Mr. Loeb and TPOF share voting and dispositive power over the 1,319,000 shares of Common Stock held by TPOF.

     (c) Except for the transactions described in Items 3 and 4 above and this
Item 5, during the last sixty days there were no transactions with respect to the Common Stock effected by the Reporting Persons.

     (d) Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement with respect to the joint filing of this statement and any amendments hereto. The foregoing summary of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

     Pursuant to the Purchase Agreement, Borden sold transferred and assigned to the Funds, and the Funds purchased, the Purchased Shares. The Purchase Agreement provides that, without the prior written consent of the Funds holding a majority of the Purchased Shares, Borden may not sell, transfer or otherwise dispose of any rights in, to or under the Retained Shares. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

     Pursuant to the Agreement, subject to certain conditions, so long as the Funds (together with their respective Affiliates, successors and assigns) collectively Own: (i) 15% or more of the outstanding shares of Common Stock, they will have the right to designate up to two directors to serve on the Company's Board of Directors; and (ii) less than 15%, but 7.5% or more, of the outstanding shares of Common Stock, they will have the right to designate one director to serve on the Company's Board of Directors. Because the shares of Common Stock presently held by the Purchasers are not registered under the Securities Act, under the Agreement, the Company granted to the Purchasers certain rights to, subject to certain conditions, cause the Company to register, or allow the Purchasers to include in registrations by the Company, under the Securities Act the Purchasers' shares of Common Stock. In addition, pursuant to the Agreement, subject to certain conditions, without the prior written consent of the Purchasers holding a majority of the shares of Common Stock held by all of the Purchasers, Mr. Barba may not sell, transfer or otherwise dispose of any rights in, to or under certain shares of Common Stock that he beneficially owns (presently 1,339,289 shares of Common Stock, subject to upward or downward adjustments from time to time). The foregoing summary of the Agreement is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit 3 to this
Schedule 13D and incorporated herein by reference.

     Pursuant to the Agreement, TPPQ, TPP, PWII, BP and BOF executed and delivered to Mr. Barba the Proxy, which grants to Mr. Barba an irrevocable proxy to vote 660,862 of their shares of Common Stock. The number of shares of Common Stock under the Proxy is subject to upward or downward adjustments from time to time as provided in the Proxy. The foregoing summary of the Proxy is qualified in its entirety by reference to the Proxy, a copy of which is filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

     1. Joint Filing Agreement

     2. Purchase Agreement

     3. Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of AEP Industries Inc. filed with the Securities Exchange Commission on February 10, 2005)

     4. Proxy

     5. Letter, dated February 14, 2005, from Mr. Loeb to Mr. Barba (as the President, Chairman and CEO of the Company).

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Dated:  February 14, 2005                /s/ Daniel S. Loeb
                                       -----------------------------------------
                                       Name:  Daniel S. Loeb





Dated:  February 14, 2005              THIRD POINT LLC




                                       By:   /s/ Daniel S. Loeb
                                          --------------------------------------
                                           Name:  Daniel S. Loeb
                                           Title: Managing Member





Dated:  February 14, 2005              THIRD POINT OFFSHORE FUND, LTD.




                                       By:   /s/ Daniel S. Loeb
                                          --------------------------------------
                                           Name:  Daniel S. Loeb
                                           Title: Director